

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 18, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re: Revolutions Medical Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No.** 000-28629

Dear Mr. Wheet:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 6. Plan of Operation, page 16

1.   Please revise your disclosure here in future filings, including any amendment to this filing, to include a discussion of your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

Item 8A. Controls and Procedures, page 17

2.   Please amend your filing to disclose management's conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2008. Refer to Item 307 of Regulation S-K.

3.   We note your management concluded that your internal controls over financial reporting were ineffective as of December 31, 2007. However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of December 31, 2008, which is the end of your most recent fiscal year. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008. Refer to Item 308T(a)(3) of Regulation S-K.

4.   Further to the above, we note your disclosure of several material weaknesses identified with respect to your internal control over financial reporting. Please revise future filings, including any amendment to this Form 10-K, to disclose management's plans, if any, or actions already undertaken for remediating the deficiencies identified.

Index to Financial Statements, page 21

Report of Independent Registered Public Accounting Firm, page 22

5.   Please have your auditor revise its opinion paragraph in future filings, including any amendment to this filing, to refer to accounting principles generally accepted in the United States of America rather than generally accepted accounting principles.

Notes to Financial Statements, page 31

Note 1. Summary of Significant Accounting Policies, page 31

-Long-lived assets, page 32

6.   Please revise future filings to disclose how you evaluate your goodwill for impairment. With a view toward providing greater insight into the risk of future goodwill impairment

charges, please revise this disclosure in future filings, including any amendment to this filing, to address the following:

- Describe the methods and key assumptions used and how the key assumptions were determined.

- Discuss how you weight each of your fair value methodologies and your basis for the weighting.

- Discuss the degree of uncertainty associated with the key assumptions. In this regard, describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

- To the extent the valuation assumptions and methodologies used for valuing goodwill change in future periods, disclose the reasons for the changes and the impact of the changes.

Note 4. Other Commitments and Contingencies, page 34

7.   We note from your disclosures on page 35 that you entered into an agreement within your former chief executive officer to settle prior outstanding obligations through the issuance of your common stock on a quarterly basis starting in May 8, 2008. We further note that the value of the common stock is determined based on the market price of the ten day average price following May 8, 2008 through May 18, 2008. Please revise this note in future filings, including any amendment to this filing, to explain how you are accounting for this agreement. Cite the accounting literature relied upon and how you applied the literature to your situation.

Note 5. Preferred Stock and Common Stock Transactions, page 35

8.   We note here and throughout the filing that you have issued stock options and other equity instruments to non-employees during fiscal 2007 and 2008. Please revise your note in future filings to disclose your accounting policy for equity instruments issued to non-employees. Refer to 718-10 and 505-50 of the FASB Accounting Standard Codification.

Note 6. Stock Options and Warrants Outstanding, page 37

9.   Please revise this note in future filings to disclose the valuation model used to value your outstanding stock options and warrants. Within your discussion, please revise future filings to explain how you determined the assumptions utilized in your valuation model including the volatility, risk free interest rate, expected life, etc. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

Exhibit 31.1

10.   We note here and within your March 31, June 30 and September 30, 2009 Forms 10-Q that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Exhibit 32.1

11.   We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-KSB for the fiscal year ending *December 31, 2007*. Please amend your filing to include a currently signed and dated certification that references the appropriate annual report. The amendment should include the entire filing with the revised certification.

Form 10-Q for the Quarter Ended September 30, 2009

Item 4. Controls and Procedures, page 16

12.   We note that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2009 even though your assessment identified three material weaknesses. We note similar disclosures within your March 31 and June 30, 2009 Forms 10-Q. Considering these material weaknesses, please explain to us how you reached a conclusion that your disclosure and controls were effective at March 31, June 30 and September 30, 2009. Refer to Item 307 of Regulation S-K.

13.   We further note here and within your March 31 and June 30, 2009 Forms 10-Q that you refer to an amendment of your interim financial reports related to the accounting for acquired technology that did not have viable alternative uses. It appears that this disclosure relates to amendments to prior Forms 10-Q that were filed in February 2008. Please revise future filings, including any amendments to these filings, to update the disclosures as appropriate.

        As appropriate, please amend your 2008 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief